UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 26, 2013	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Stock Split, Adoption of Unit Share System and Partial Amendments to the Articles of Incorporation, and ADS Ratio Change

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

April 26, 2013

Notice Concerning Stock Split, Adoption of Unit Share System and Partial

Amendments to the Articles of Incorporation, and ADS Ratio Change

NTT DOCOMO, INC. (the “Company”) hereby announces that on April 26, 2013, the Board of Directors decided to conduct a stock split, adopt a unit share system, partially amend the Articles of Incorporation and change the ratio of American Depositary Shares (ADS) in relation to underlying shares.

We would also like to announce that the Company’s Board of Directors decided to submit a proposal on “Partial Amendments to the Articles of Incorporation” to the 22nd Ordinary General Meeting of Shareholders to be held on Tuesday, June 18, 2013 with regard to the establishment of new articles concerning the rights pertaining to shares less than one unit and the additional purchase of shares less than one unit included in the Articles of Incorporation partial amendments.

Purpose of the stock split, adoption of the unit share system and partial amendments to the Articles of Incorporation

In response to the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, the Company will conduct a 1:100 stock split and adopt a unit share system which sets a share–trading unit as 100 shares. Please note that there will be no effective change in the investment units due to the stock split and adoption of the unit share system.

1. Stock split

(1) Method of the stock split

Monday, September 30, 2013 shall be the record date of the stock split. Each of the Company’s common shares held by shareholders whose names are stated or recorded in the latest Registry of Shareholders on the record date will be split at a ratio of 1:100.

(2) Number of increase in shares due to the stock split

The number of increase in shares due to the stock split shall be 99 times the final total number of issued shares as of Monday, September 30, 2013. The numbers of shares presented below are based on the total number of issued shares as of Friday, April 26, 2013.

1) Total number of issued shares before the stock split:	43,650,000 shares
2) Number of increase in shares due to the stock split:	4,321,350,000 shares
3) Total number of issued shares after the stock split:	4,365,000,000 shares
4) Total number of authorized shares after the stock split:	17,460,000,000 shares

(3) Schedule of the stock split

1) Public notice date of the record date:	Friday, September 13, 2013
2) Record date:	Monday, September 30, 2013
3) Effective date:	Tuesday, October 1, 2013

2. Adoption of the unit share system

(1) Number of shares constituting one unit

The adoption of the unit share system shall take effect on the effective date in “1. stock split” above, and the number of shares to constitute a share-trading unit shall be 100 shares.

(2) Schedule for the establishment of the new unit share system

Effective date: Tuesday, October 1, 2013

(Reference)	Effective on Thursday, September 26, 2013, the share-trading unit for the common stock of the Company shall be changed to 100 shares on the stock exchanges.

3. Partial amendment to the Articles of Incorporation

(1) Reasons for amendment

1) Accompanying “1. Stock split” and “2. Adoption of the unit share system” above, the Company shall make amendment to Article 6 (Total Number of Shares to be Issued)*1, and newly establish Article 7 (Share-Trading Unit)*1, Article 8 (Rights pertaining to Shares Less than One Unit)*2 and Article 9 (Additional Purchases of Shares Less than One Unit)*2.

2) The Company shall renumber existing articles*2 due to the new establishment of Article 7, Article 8 and Article 9 as mentioned in 1).*2

*[1]	Resolution at the meeting of the Board of Directors held today, Friday, April 26, 2013.
*[2]	Resolution at the meeting of the Board of Directors held today, Friday, April 26, 2013 for submission to the 22nd Ordinary General Meeting of Shareholders to be held on Tuesday, June 18, 2013.

(2) Description of amendments

See Appendix.

(3) Schedule of amendments

Effective date: Tuesday, October 1, 2013

4. Change of ratio of ADS to underlying shares

(1) Purpose of change of ratio of ADS

The purpose is to change the ratio of ADS in relation to underlying shares to match the stock split and maintain the current level of investment unit price used for ADS.

(2) Overview of change of ratio of ADS in relation to underlying shares

1) Current ratio: 1 ADS = 0.01 underlying shares

2) New ratio: 1 ADS = 1 underlying shares

3) Effective date of new ratio: October 1, 2013 (U.S. EST)

4) Temporarily closure of the ADS depositary facility:

Thursday, September 26, 2013 — Monday, September 30, 2013 (U.S. EST)

5) Date of commencement of trading under new ratio: October 1, 2013 (U.S. EST)

(Changes are underlined)

Current Articles of Incorporation	Proposed Articles of Incorporation
Article 6. (Total Number of Shares to be Issued) The total number of shares issuable by the Company shall be one hundred eighty-eight million and one hundred thirty thousand (188,130,000) shares.	Article 6. (Total Number of Shares to be Issued)*1 The total number of shares issuable by the Company shall be seventeen billion, four hundred sixty million (17,460,000,000) shares.
(Newly established)
Article 7 (Share-Trading Unit) The number of shares to constitute a share-trading unit of the Company shall be 100 shares.
(Newly established)

Article 8 (Rights pertaining to Shares Less than One Unit)*2

The Company’s shareholders may not exercise rights other than the rights listed below for shares less than one unit.

(1) Rights listed in the items under Article 189 Paragraph 2 of the Companies Act

(2) Rights arising from demands prescribed in Article 166 Paragraph 1 of the Companies Act

(3) The right to receive allocation of shares for subscription and share options for subscription in accordance with the number of shares held by the shareholder

(4) The right to make the demands specified in the following article

(Newly established)	Article 9 (Additional Purchases of Shares Less than One Unit)*2
The Company’s shareholders may demand that the Company sell shares to make up one unit of shares when combined with the shares less than one unit that are held.

Article 7 – Article 32 (Provisions omitted)
Article 10 – Article 35 (Unchanged)

*1	Resolution at the meeting of the Board of Directors held today, Friday, April 26, 2013.
*2	Resolution at the meeting of the Board of Directors held today, Friday, April 26, 2013, for submission to the 22nd Ordinary General Meeting of Shareholders to be held on Tuesday, June 18, 2013.

For further information, please contact: Investor Relations Department NTT DOCOMO, INC. Tel: +81-3-5156-1111